Zoom Video Communications, Inc.

55 Almaden Boulevard, 6th Floor

San Jose, California 95113

October 4, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mitchell Austin

Re:	Zoom Video Communications, Inc.
Request for Withdrawal of Registration Statement on Form S-4
File No. 333-258815

Dear Mr. Austin:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), Zoom Video Communications, Inc. (the “Company”) hereby respectfully requests that the Company’s Registration Statement on Form S-4 (File No. 333-258815), together with all exhibits thereto, and as subsequently amended from time to time (the “Registration Statement”), initially filed with the Securities and Exchange Commission (the “Commission”) on August 13, 2021, be withdrawn, effective as of the date hereof. The Company is withdrawing the Registration Statement because it no longer plans to consummate the business combination described in the Registration Statement, and hereby confirms that no securities registered under the Registration Statement have been sold.

The Company requests that, in accordance with Rule 457(p) of the Securities Act and subject to compliance with the requirements thereof, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for potential future use.

Please contact Jon Avina or Jamie Leigh, each of Cooley LLP, at (650) 843-5307 or (415) 693-2190, if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Kelly S. Steckelberg
Kelly Steckelberg
Chief Financial Officer